UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of FEBRUARY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: February 16, 2006                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                        HALO ACQUIRES IMPORTANT SHERRIDON
                               MANITOBA PROPERTIES

Vancouver, BC, February 16, 2006 - mr. Marc cernovitch, president and ceo of Halo Resources Ltd. (TSX.V: HLO, TSX.V: HLO.WT.A, TSX.V: HLO.WT.B, OTC.BB:HLOSF, FSE:HLR) announces the signing of a Heads of Agreement (HOA) with W. Bruce Dunlop Limited NTL (Dunlop) regarding the Option to earn a 100% interest in the Bob Lake, Ake and Bess1 mineral claims. The Bob Lake and Ake claims host the Bob Lake and Ake copper-zinc deposits located within Halo's Sherridon Property in North-Central Manitoba. Halo now controls 6 volcanogenic massive sulphide
(VMS)-style deposits within the Sherridon District.

The addition of these three claims brings the Halo Sherridon property to 54 claims with a total combined area of over 10,000 hectares. The Bob Lake and Ake deposits are strategically located within the Sherridon dome structure and Meat Lake basin structure respectively and represent significant examples of the mineral potential within Halo's property. These properties will play an important role in Halo's plans to explore for high-grade volcanogenic massive sulphide deposits similar to those found in the nearby Snow Lake area of Manitoba.

In 1941 Sherritt Gordon Mines Limited discovered the Bob Lake deposit by drilling and followed it up with an intensive drilling campaign in the first half of 1942. The geological characteristics of the Bob Lake deposit offer important clues as to the structural and stratigraphic controls of VMS deposits on the east flank of the Sherridon dome structure. The deposit numbers on tonnage and grade represent a historical estimate. The deposit is highly relevant to future exploration, but due to a lack of geological drill logs, sections and assays, the tonnage and grade cannot be re-calculated and assigned to a specific category in accordance with section 2.4 of NI 43-101. In its 1942 Annual Report, Sherritt described the new low grade copper deposit under the lake bed of Bob Lake as follows: "Three lenses of copper-bearing sulphides were outlined by this drilling, the tonnages and grade being as follows: 2,380,000 tons grading 1.33% copper, 1.18% zinc, 0.010 oz gold, and 0.27 oz silver." The historical estimate uses categories other than those set out in NI 43-101 in the sense that the report carefully avoided the terms "reserves" and "ore" in discussing the Bob Lake deposits. The Q.P. believes that the available information on Bob Lake is reliable and that, with a complete set of historical information the historical estimate would become a historical `indicated resource' as used in NI 43-101. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. The issuer is not treating the historical estimate as current mineral resource or mineral reserves as defined in sections 1.2 and 1.3 of NI 43-101. The historical estimate should not be relied upon.

Based on historic documentation available at the Manitoba Mines Department, the true width varies to 33 metres and averages 4.5 metres. The main significance of the Bob Lake deposit is that it demonstrates the lithostratigraphic and structural position of the mineralized horizon. Mineralized beds strike northwest, dip 50(degree) northeast and plunge 20 (degree) to the east. Mineralization is hosted in felsic gneiss and is associated with pegmatite.

The Ake property is surrounded to the north and west by Halo's Meat Lake claims. Drilling by Hudson Bay Exploration and Development Company in 1971 discovered the Ake Zone. Drillhole projections, drill logs and assay data from HBED's 1972 and 1984 drilling campaigns show a mineralized zone up to 4.6 m thick and that averages 1.5 m width. In 1982, at a depth of 293 m, a drill hole cut 3.7 m grading 2.18% copper, 0.50% zinc, 0.5g/t gold and 10 g/t silver. At surface the zone strikes 210(degree), dips 50(degree) west and has a strike length of 183 m. At 305 m depth the zone strikes 270(degree) and dips less than 10(degree) north. The Ake Zone occurs in siliceous quartz-feldspar-biotite gneiss with sericite, chlorite, epidote and sillimanite alteration on the east limb of the Meat Lake synform. The Ake zone was within an embayment of low metamorphic grade within the Meat Lake basin and drill results from some 40 to 50 holes define important stratigraphic and structural controls of VMS style mineralization within the Meat Lake basin. The Ake zone is a valuable starting point from where to follow the extensive potentially mineralized horizon. The above information was taken from documentation by Hudson Bay Mining and Exploration Company Ltd., dated between 1971 and 1985.

Halo is actively pursuing strategic opportunities for the development of the sherridon area comprising the claims and previously staked claims. An exploration program consisting of airborne electromagnetic and magnetic surveys, line cutting, electromagnetic and diamond drilling will begin in March 2006.

Under the terms of the HOA, Halo has the right to acquire a 100% interest in the Bob Lake, Bess1 and Ake claims by: Paying $15,000 cash and 25,000 common shares upon regulatory approval of the transaction; completing a $10,000 minimum work commitment in the first year; completing minimum work commitments of $10,000, $50,000 and $100,000 in years two, three and four respectively; and paying a further $20,000, $25,000, $30,000 cash and 50,000, 75,000, 100,000 shares on the second, third and fourth anniversaries respectively. Dunlop will hold a 3% NSR of which 2% can be purchased at any time for $2M. Dunlop will also hold NSRs of 0.5% - 2% on certain contiguous and other select claims.

QUALIFIED PERSON

Eckhart Buhlmann, a principal of Buhlmann & Associates Inc. and a "qualified person" as defined in NI 43-101, has reviewed this news release and has verified the technical information provided herein.

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, QuarterMoon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
----------------------------------
Marc Cernovitch, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.


For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Inc.   Tel: 604-484-0068
Fax: 604-484-0069   Toll Free: 1-866-841-0068
mcernovitch@halores.com